Via EDGAR

September 11, 2009
Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MakeMusic, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
Filed August 11, 2009
File No. 000-26192
Dear Mr. Krikorian:
     MakeMusic, Inc. (the “Company”) submits this letter in response to comments from the Securities and Exchange Commission Staff (the “Staff”) received by letter dated August 28, 2009. Unless otherwise noted, where prior comments are referred to they refer to the Staff letter dated July 29, 2009. We appreciate the Staff’s prompt consideration of this response.
     In this letter, we have recited each Staff comment in bold type and have followed each comment with the Company’s response in regular type. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	We note that your response letter was signed by your outside legal representative. The representations requested in the closing of our letter dated July 29, 2009 must be signed by the company’s management. Please provide all three acknowledgements in the form previously requested.
     The representations requested in the closing of the Staff letter dated July 29, 2009 are included in the closing of this letter, which is signed by the Company’s Chief Executive Officer. The representations included in the closing of this letter relate to the disclosures made by the Company in this letter and in the letter submitted on behalf of the Company on August 11, 2009.

Mr. Stephen Krikorian
Securities and Exchange Commission
September 11, 2009
Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, Page 29
2.	We have reviewed your response to our prior comment number 1 indicating that the free upgrades are accounted for as returns under SFAS 48. It remains unclear to us how you determined that you do not have upgrade arrangements under SOP 97-2. Explain in reasonable detail why your business practice of providing free upgrades for a software product purchased within 30 days prior to the launch of a new version is not accounted for as an upgrade right, as well as why it is not considered an implicitly specified right. Refer to paragraph 36 of SOP 97-2. Tell us the amount of revenue recognized in each of the interim and annual periods presented that is related to units sold within the replacement window prior to the release of new versions that has not been deferred based on your experience factor.
     We have reviewed our response to your previous comment number 1 and wish to clarify that we do not offer free upgrades. The term “upgrades” has been confused with our business practice of permitting customers to return for the next release of our product if they purchased the earlier version within 30 days of a release date. For each customer we provide phone and on-line support for one version of the product.
     The product referred to as part of this item is a canned, boxed software product. During our annual release cycle, new features, capabilities and enhancements are made to the product which are significant as they encompass a year of development efforts. The new release has historically occurred during the summer months. We believe that we offer to exchange software products for dissimilar products with more than minimal changes in functionality. Therefore, the transactions have been considered returns for accounting purposes and accounted for in accordance with SFAS 48. We have followed this practice for several years and have experienced annual return rates of approximately 16% over the last two annual releases. We have recognized revenue, with a reserve established as a reduction of revenue for the estimated amount of returns, as we believe that all of the following criteria from paragraph 6 of SFAS 48 have been met:
•	The price to the buyer is fixed or determinable at the date of sale;

•	The buyer has paid, or is obligated to pay the Company and the obligation is not contingent on resale of the product;

•	The Company’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;

•	The buyer acquiring the product for resale has economic substance apart from that provided by the Company;

Mr. Stephen Krikorian
Securities and Exchange Commission
September 11, 2009
•	The Company does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

•	The amount of future returns can be reasonably estimated.
     In the past six reporting periods, the Company has had only two releases: June 3, 2009 and July 17, 2008. The revenue reported per reporting period relating to units sold 30 or fewer days prior to a new version release and the total revenue reported by the Company during the same reporting period is as follows:

		Qtr			Year	Qtr
	Qtr Ended	Ended	Qtr Ended	Qtr Ended	Ended	Ended	Qtr Ended
Period End Date	3/31/2008	6/30/2008	9/30/2008	12/31/2008	12/31/2008	3/31/2009	6/30/2009
Revenue from software sold during 30-day replacement window	$0	$60,000	$36,000	$0	$0	$0	$128,000
Total Company Revenue	$3,622,000	$2,601,000	$4,765,000	$4,168,000	$15,156,000	$3,842,000	$3,474,000
     Between the June 3, 2009 version release and the June 30, 2009 reporting date, returns representing $21,000 were delivered to customers. The returns reserve balance was $1,000 as of June 30, 2009, which we believe was sufficient to cover any returns that remained after the conclusion of the second fiscal quarter.
     The balance of the returns reserve at the end of each interim and annual reporting period that relates to units sold within the 30-day replacement period is as follows:

	Qtr Ended	Qtr Ended	Qtr Ended	Qtr Ended	Year Ended	Qtr Ended	Qtr Ended
Period End Date	3/31/2008	6/30/2008	9/30/2008	12/31/2008	12/31/2008	3/31/2009	6/30/2009
Returns Reserve Balance	$4,000	$8,000	$2,000	$1,000	$1,000	$0	$1,000
     Based on the foregoing, we believe the amount of revenue related to this practice as of each reporting date in the past three years has not been material. Since the practice constitutes allowing for returns, rather than providing free upgrades, and since the amount of revenue related to the practice is not material, we will remove the noted policy disclosure related to upgrades commencing with the annual report on Form 10-K for the year ending December 31, 2009.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and capital resources, page 15
3.	We note your statement on page 16 that you believe that you currently have sufficient cash to finance operations for the foreseeable future. Generally, short-term liquidity and short-term capital resources cover cash needs up to 12 months into the future.

Mr. Stephen Krikorian
Securities and Exchange Commission
September 11, 2009
Tell us how you considered disclosing a specific time period that you will have sufficient cash to finance operations. Refer to FRC 501.03(a) and Section IV of Interpretive Release 33-8350.
     The Company had approximately $6,096,000 in cash and cash equivalents as of June 30, 2009 and had positive cash flows from operating activities for the six-month period then ended as well as the annual period ended December 31, 2008. Based on this and the Company’s current operational performance, we believe our cash flow from operations and available cash and cash equivalents will be adequate to finance our operations for, at a minimum, the next 12 months. We undertake to revise future filings to disclose the specific time period during which we believe we will have sufficient cash to finance operations, beginning with the quarterly report on Form 10-Q for the quarter ending September 30, 2009.
* * * * * * *
     The Company respectfully submits that the foregoing responses are appropriately responsive to the Staff’s comments contained in the comment letter. In connection with the foregoing responses and per your request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure herein and in the letter submitted on behalf of the Company on August 11, 2009;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this letter, please contact me at the below number so that I can respond promptly to your questions or concerns.

Sincerely,
/s/ Ronald B. Raup
Ronald B. Raup
Chief Executive Officer (952) 906-3619

cc:	Karen L. VanDerBosch, Chief Financial Officer
Keith A. Fenhaus, Audit Committee Chairman
Jeff Ostapeic and Peter Thelen, McGladrey & Pullen, LLP
Melodie R. Rose, Fredrikson & Byron, P.A.